November 12, 2015

Landwin Management, LLC

17200 Ventura Boulevard, Suite 206

Encino, California 91316

Re: Landwin Partners Fund I, LLC and Landwin Partners Fund II, LLC

Ladies and Gentlemen:

GlassRatner Advisory & Capital Group, LLC (“GlassRatner”) was retained pursuant to an engagement letter dated July 27, 2015 (“Engagement Letter”) to provide certain valuation services. We previously submitted a valuation report dated August 10, 2015 (the “GR Report”) in connection with this engagement.

We understand that the parties are contemplating a transaction pursuant to which a portion of the interest in 32nd St. LLC (“32nd St.”) held by Landwin Partners Fund I, LLC (“Fund I”) will be sold to 32nd St. Landis Family Holdings LLC (“Holdings”) in exchange for a loan payable from Holdings to Fund I (the “Transaction”).

We reviewed the following documents in connection with the Transaction:

1. Form of Mezzanine Loan Agreement between 32nd St. Landis Family Holdings LLC and Landwin Partners Fund I, LLC

2. Form of Mezzanine Note between 32nd St. Landis Family Holdings LLC and Landwin Partners Fund I, LLC

3. Form of Pledge and Security Agreement between 32nd St. Landis Family Holdings LLC and Landwin Partners Fund I, LLC

We also discussed these documents and the prospective Transaction with Fund I’s outside legal counsel.

Based on our review of these documents, the completion of the Transaction would not materially impact our valuation conclusions as presented in the GR Report.

Respectfully Submitted,

GlassRatner Advisory & capital Group LLC